ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM
August 3, 2010
VIA FEDEX AND EDGAR

Re:	LPL Investment Holdings Inc. Registration Statement on Form S-1 Filed June 4, 2010, as amended File No. 333-167325
Sonia Gupta Barros, Special Counsel
Kristina Aberg, Attorney-Adviser
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Ladies and Gentlemen:
          On behalf of LPL Investment Holdings Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) the following responses to the comment letter dated July 30, 2010 regarding the Registration Statement from the Staff. To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.
General
1. We have reviewed your response to comment 1 from our letter dated July 2, 2010 and the back-up materials provided to us. Please provide us with the original source material for the following statement that appears on page 83. “In the 2010 rankings of the Top 1,000 Financial Advisors in Barron’s survey, thirty-one of our advisors appear in the top 1,000 and three in the top 100.”
Response to Comment 1:
          The Company acknowledges the Staff’s comment and has included the relevant portions of the Barron’s surveys on which the Company relied, along with explanatory information from the Company, in supplemental correspondence sent directly to the Staff.

1

LPL Investment Holdings Inc.	Page 2 of 12
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
Overview, page 31
Adjusted Net Income and Adjusted Net Income per share, page 42
2. We have reviewed your response to comment 25 from our letter dated July 2, 2010. Please reconcile the EBITDA Adjustments line item in your reconciliation (i.e. $46,089 for the fiscal year ended December 31, 2009) to the actual adjustments made to net income to arrive at EBITDA presented earlier. Within your response please make it clear how the amortization component of purchased intangibles is treated within each reconciliation.
Response to Comment 2:
           In response to the Staff’s comments, the Company will revise the tabular disclosure setting forth its Adjusted Net Income reconciliations throughout the prospectus in the manner set forth on Schedule 2 to this letter. The revisions include (i) in the Adjusted EBITDA table, bifurcating amortization of purchased intangible assets and software and depreciation and amortization of all other fixed assets so that amortization of purchased intangible assets and software in EBITDA can be compared to the tax-effected amortization expense in Adjusted Net Income and (ii) in the Adjusted Net Income table, itemizing each of the line items comprising EBITDA Adjustments to show the tax-effected amounts.
Quantitative and Qualitative Disclosures About Market Risk, page 71
Market Risk, page 71
3. Please expand your disclosure to include a more detailed description of the risk limits on your trading inventory. Also, please explain who is responsible for establishing and monitoring compliance with these risk limits, and whether you exceeded risk limits at any time during the fiscal year.
Response to Comment 3:
          In response to the Staff’s comments, the Company will revise the disclosure about Market Risk as follows:
Quantitative and Qualitative Disclosures About Market Risk
Market Risk
          We maintain trading securities owned and securities sold but not yet purchased in order to facilitate client transactions, to meet a portion of our clearing deposit requirements at various clearing organizations, and to track the performance of our research models. These securities include mutual funds, debt securities issued by the U.S. government, money market funds, corporate debt securities, certificates of deposit and equity securities.
          Changes in value of our trading inventory may result from fluctuations in interest rates, credit ratings of the issuer, equity prices and the correlation among these factors. We manage our trading inventory by product type. Our activities to facilitate client transactions generally involve mutual fund activities, including dividend reinvestments. The balances are based upon pending client activities which are monitored by our broker dealer support services department. Because these positions arise from pending client transactions, there are no specific trading or position limits. Positions held to meet clearing deposit requirements consist of U.S. government securities. The amount of securities deposited depend upon the requirements of the clearing organization. The level of securities deposited is monitored by the settlement area with broker dealer support services. Our research department develops model portfolios that are used by advisors in developing client portfolios. We currently maintain 171 accounts based on model portfolios. At the time the portfolio is developed, we purchase the securities in that model portfolio in an amount equal to the account minimum for a client. Account minimums vary by product and can range from $10,000 to $50,000 per model. We utilize these positions to track the performance of the research department. The limits on this activity are based at the inception of each new model.
          At December 31, 2009 and 2008, the fair value of our trading securities owned were $15.4 million and $10.8 million, respectively. Securities sold but not yet purchased were $4.0 million and $3.9 million respectively, at December 31, 2009 and 2008. See Note 6 of our consolidated financial statements for information regarding the fair value of trading securities owned and securities sold but not yet purchased associated with our client facilitation activities. See Note 7 of our consolidated financial statements for information regarding the fair value of securities held to maturity.
          We do not enter into contracts involving derivatives or other similar financial instruments for trading or proprietary purposes.
          We also have market risk on the fees we earn that are based on the market value of advisory and brokerage assets, assets on which trail commissions are paid and assets eligible for sponsor payments.
Principal and Selling Stockholders, page 120
4. We note your response to comment 43 from our letter dated July 2, 2010. Please include a specific reference in the selling stockholder table to the Form 8-K that will contain the information

LPL Investment Holdings Inc.	Page 3 of 12
regarding the “Other Selling Stockholders.” Please also disclose the number of “Other Selling Stockholders” that will be included in the line item.
Response to Comment 4:
          In response to the Staff’s comments, the Company will include in the preliminary prospectus distributed to investors a specific reference in the selling stockholder table to the Form 8-K that will contain the information regarding the “Other Selling Stockholders” and will disclose the number of selling stockholders that will be included in the Form 8-K.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-27
5. In an amended filing, please include the typed signature of your independent auditor within the report.
Response to Comment 5:
          The Company will revise the disclosure in the prospectus to include the typed signature of the Company’s independent auditor within the report.
Reportable Segment, page F-38
6. We note your response to comment 49 from our letter dated July 2, 2010 and your conclusion that the Independent Advisor Services operating segment and the Institution Services operating segment have similar economic characteristics. Please provide us with a more detailed analysis of the inputs that you considered which enabled you to reach the conclusion that these operating segments have similar economic characteristics based upon the historical results of these segments. In your response, please provide to us the actual gross margin as a percentage of net revenue results for both of these segments for the historical period you analyzed in order to reach your conclusion.
Response to Comment 6:
          The Company acknowledges the Staff’s comment and provides the following analysis describing the Company’s conclusion that the Independent Advisor Services (“IAS”) operating segment and the Institution Services (“IS”) operating segment have similar economic characteristics:
          The Financial Accounting Standards Board (“FASB”) has indicated that one of the characteristics that should be used to evaluate whether operating segments have similar economic characteristics is that of having similar long-term financial performance, as measured by similar long-term margins. Both metrics that are available at the business channel level (net revenues and gross margin) demonstrate the similar economic characteristics of the business channels. Gross margin is calculated as net revenues less production expenses. Production expenses consist of the following expense categories from the Company’s consolidated statements of income: (i) commissions and advisory fees and (ii) brokerage, clearing and exchange expenses. The Company considers

LPL Investment Holdings Inc.	Page 4 of 12
both historical and expected future performance in the gross margin of both channels in assessing the similarity of their economic characteristics.
          To address the Staff’s request, the Company has included Schedule 6A and Schedule 6B that provide a more detailed analysis of the inputs the Company considered which enables it to reach the conclusion that the IAS and IS operating segments have similar economic characteristics based upon the historical results of these segments.
•	Schedule 6A shows percentage change in IAS and IS revenue and gross margin from 2009 compared to 2008, and the first six months of 2010 compared to the first six months of 2009. In both periods the gross margin trend is quite similar with 2009 declining by 11% for IAS and 9% for IS. Growth in gross margin is 15% in the first six months of 2010 for IAS and 13% for IS. It should be noted that these analyses cover periods of significant change in the financial services industry, with the steep market declines in the second half of 2008 followed by a rapid recovery. Despite the very unstable economic environment, these historical results enable the Company to conclude that the IAS and IS operating segments have similar economic characteristics.

•	Schedule 6B includes the most recent ten historical quarters and illustrates the consistent gross margin trend of the IS and IAS channels which is caused by their similar economic characteristics, products and services, production and distribution process, type of customers, methods used to distribute products and services and regulatory environment. Approximately one third of the IS business clears through Pershing which has a lower margin due to revenues that are retained by the clearing firm. This portion of the IS business was a legacy relationship that was acquired. New relationships that join the IS channel are added to the Company’s self-clearing platform and the Company also migrates relationships from Pershing to the Company’s self-clearing platform upon request.
The Company’s channel structure was not established until late 2007 upon completion of several acquisitions and, as a result, financial information for 2007 and prior is not available. Since this time, the Company has undertaken a number of restructuring and integration projects that have caused the product mix and economics of acquired entities to be more homogeneous. The Company continues to evaluate margin improvement opportunities and anticipate that margins within the IAS and IS channels will become even more similar in the future.
          The Company’s operating segments have similar economic characteristics and similar long-term financial performance, as measured by similar long-term margins as well as similar products and services, production and distribution process, types of customers, methods used to distribute products and services and regulatory environment. As a result the Company believes aggregating operating segments into one reporting segment and disclosure is appropriate.
* * * * *

LPL Investment Holdings Inc.	Page 5 of 12
           We would appreciate the opportunity to discuss at your convenience any questions or further comments you may have on the above responses. Please do not hesitate to call me at 617-951-7294.
Very truly yours,
/s/ Julie H. Jones
Julie H. Jones

cc:	LPL Investment Holdings Inc. Stephanie L. Brown

Schedule 2
Adjusted EBITDA, page 42
     Set forth below is a reconciliation from our net income to Adjusted EBITDA for the years ended December 31, 2009, 2008 and 2007 and the three months ended March 31, 2010 and 2009 (in thousands):

	For the Three
	Months Ended
	March 31,		For the Year Ended December 31,
	2010	2009	2009	2008	2007
	(unaudited)
Net income	$25,554	$14,797	$47,520	$45,496	$61,069
Interest expense	24,336	25,941	100,922	115,558	122,817
Income tax expense	19,162	11,988	25,047	47,269	46,764
Amortization of purchased intangible assets and software(a)	14,111	15,123	59,577	61,702	56,068
Depreciation and amortization of all other fixed assets	11,479	12,272	48,719	38,760	22,680

EBITDA	$94,642	$80,121	$281,785	$308,785	$309,398
EBITDA Adjustments:
Share-based compensation expense(b)	$2,536	$1,225	$6,437	$4,160	$2,159
Acquisition and integration related expenses(c)	140	822	3,037	18,326	16,350
Debt amendment costs(d)	121	—	—	—	—
Restructuring and conversion costs(e)	7,979	(259)	64,658	15,122	—
Other(f)	39	39	151	3,778	1,172

Total EBITDA Adjustments	10,815	1,827	74,283	41,386	19,681

Adjusted EBITDA	$105,457	$81,948	$356,068	$350,171	$329,079

(a)	Represents amortization of intangible assets and software as a result of our purchase accounting adjustments from our merger transaction in 2005 with the Majority Holders and our 2007 acquisitions of UVEST, the Affiliated Entities and IFMG.

(b)	Represents share-based compensation expense related to vested stock options awarded to employees and non-executive directors based on the grant date fair value under the Black-Scholes valuation model.

(c)	Represents acquisition and integration costs primarily as a result of our 2007 acquisitions of the Affiliated Entities and IFMG.

(d)	Represents debt amendment costs incurred in 2010 for amending and restating the credit agreement to increase the revolving credit facility and to extend its maturity.

(e)	Represents organizational restructuring charges incurred in 2008 and 2009 for severance and one-time termination benefits, asset impairments, lease and contract termination fees and other transfer costs.

(f)	Represents impairment charges in 2008 for our equity investment in Blue Frog, other taxes and employment tax withholding related to a nonqualified deferred compensation plan.

Adjusted Net Income and Adjusted Net Income per share, page 44
     Set forth below is a reconciliation from our net income to Adjusted Net Income for the years ended December 31, 2009, 2008 and 2007 and the three months ended March 31, 2010 and 2009:

	For the Three
	Months Ended
	March 31,		For the Year Ended December 31,
	2010	2009	2009	2008	2007
	(In thousands, except per share data)
	(unaudited)
Net income	$25,554	$14,797	$47,520	$45,496	$61,069
After-Tax:
EBITDA Adjustments(1)
Share-based compensation expense(2)	2,010	1,032	5,146	3,553	1,614
Acquisition and integration related expenses	85	496	1,833	11,080	9,936
Debt amendment costs	73	—	—	—	—
Restructuring and conversion costs	4,823	(156)	39,019	9,143	—
Other	24	23	91	2,269	713

Total EBITDA Adjustments	7,015	1,395	46,089	26,045	12,263

Amortization of purchased intangible assets and software(1)	8,530	9,119	35,947	37,322	34,072

Adjusted Net Income	$41,099	$25,311	$129,556	$108,863	$107,404

Adjusted Net Income per share(3)	$0.42	$0.26	$1.32	$1.09	$1.08
Weighted average shares outstanding - diluted	98,945	97,959	98,494	100,334	99,099

(1)	EBITDA Adjustments and amortization of purchased intangible assets and software have been tax effected using a federal rate of 35.0% and the applicable effective state rate which ranged from 4.23% to 4.71%, net of the federal tax benefit. The effective tax rate for the three months ended March 31, 2010 and 2009 represents the actual tax rate whereas the effective tax rate for the year ended December 31, 2009, 2008 and 2007 represents a blended rate.

(2)	Represents the after-tax vesting of non-qualified stock options in which the Company receives a tax deduction upon exercise, and the full impact of incentive stock options granted to employees that have vested and qualify for preferential tax treatment and conversely, the Company does not receive a tax deduction. Share-based compensation for vesting of incentive stock options was $1.2 million and $0.7 million, respectively, for the three months ended March 31, 2010 and 2009, and $3.2 million, $2.6 million and $0.8 million, respectively, for the years ended December 31, 2009, 2008 and 2007.

(3)	Represents Adjusted Net Income divided by weighted average number of shares outstanding on a fully diluted basis. Set forth is a reconciliation of earnings per share on a fully diluted basis as calculated in accordance with GAAP to Adjusted Net Income per share:

	For the Three
	Months Ended
	March 31,		For the Year Ended December 31,
	2010	2009	2009	2008	2007
	(unaudited)
Earnings per share (diluted)	$0.25	$0.15	$0.47	$0.45	$0.62
Adjustment for allocation of undistributed earnings to stock units	0.01	0.01	0.01	—	—
After-Tax:

	For the Three
	Months Ended
	March 31,		For the Year Ended December 31,
	2010	2009	2009	2008	2007
	(unaudited)
EBITDA Adjustments per share	0.07	0.01	0.47	0.26	0.12
Amortization of purchased intangible assets and software per share	0.09	0.09	0.37	0.38	0.34

Adjusted Net Income per share	$0.42	$0.26	$1.32	$1.09	$1.08

Schedule 6A
LPL Financial
Schedule 6-A
Gross Margin by Channel — Summary

	Total				YTD Q2
	2009	2008	$	%	2010	2009	$	%
Net Revenue(1)
Total Net Revenue	$2,749.5	$3,116.3	$(366.8)	-11.8%	$1,533.6	$1,312.3	$221.3	16.9%
IAS	$2,163.5	$2,474.0	$(310.5)	-12.5%	$1,203.4	$1,030.2	$173.2	16.8%
IS	536.0	575.5	(39.5)	-6.9%	303.5	257.9	45.6	17.7%

Production Expenses(1)
Total Production Expense	$1,904.6	$2,163.0	$(258.5)	-11.9%	$1,069.7	$906.5	$163.2	18.0%
IAS	$1,496.1	$1,726.1	$(230.0)	-13.3%	$836.0	$710.8	$125.1	17.6%
IS	399.7	426.5	(26.8)	-6.3%	229.0	191.8	37.3	19.4%

Gross Margin(1)
Total Gross Margin	$844.9	$953.3	$(108.4)	-11.4%	$463.8	$405.8	$58.1	14.3%
IAS	$667.4	$747.8	$(80.5)	-10.8%	$367.4	$319.3	$48.1	15.0%
IS	136.3	149.0	$(12.7)	-8.5%	74.4	66.1	$8.3	12.6%

Net Revenue % of Consolidated Revenue(1)
IAS	78.7%	79.4%	—	-0.7%	78.5%	78.5%	—	0.0%
IS	19.5%	18.5%	—	1.0%	19.8%	19.7%	—	0.1%

Gross Margin % of Net Rev
IAS	30.8%	30.2%	—	0.6%	30.5%	31.0%	—	-0.5%
IS	25.4%	25.9%	—	-0.5%	24.5%	25.6%	—	-1.1%

(1)	The remaining amount to arrive at 100% is “other” which is insignificant.

Schedule 6B
LPL Financial
Schedule 6-B
Gross Margin by Channel — Trend

	Q1 08	Q2 08	Q3 08	Q4 08	Q1 09	Q2 09	Q3 09	Q4 09	Q1 10	Q2 10
Net Revenue
IAS	$639.7	$642.4	$629.3	$562.5	$504.1	$526.1	$554.2	$579.1	$587.7	$615.6
IS	140.2	156.6	152.8	125.9	126.7	131.2	136.0	142.1	142.8	160.7

Quarterly % of Net Revenue(1)
IAS	80.1%	78.9%	78.7%	79.9%	78.4%	78.6%	78.9%	78.8%	79.1%	77.9%
IS	17.6%	19.2%	19.1%	17.9%	19.7%	19.6%	19.4%	19.3%	19.2%	20.3%

Gross Margin
IAS	$194.0	$191.1	$195.2	$167.5	$157.9	$161.4	$175.6	$172.4	$182.8	$184.6
IS	35.0	40.6	42.0	31.5	32.4	33.7	35.5	34.7	36.8	37.6

GM % of Net Rev
IAS	30.3%	29.8%	31.0%	29.8%	31.3%	30.7%	31.7%	29.8%	31.1%	30.0%
IS	24.9%	25.9%	27.5%	25.0%	25.5%	25.7%	26.1%	24.4%	25.8%	23.4	% (2)

YTD GM % of Net Rev
IAS	30.3%	30.0%	30.4%	30.2%	31.3%	31.0%	31.2%	30.8%	31.1%	30.5%
IS	24.9%	25.5%	26.2%	25.9%	25.5%	25.6%	25.8%	25.4%	25.8%	24.5%

(1)	The remaining amount to arrive at 100% is “other” which is insignificant.